      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 23, 1997
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                                 ---------------

                               CORE INDUSTRIES INC
                            (Name of Subject Company)

                                 ---------------

                                 UD NEVADA CORP.
                                       AND
                       UNITED DOMINION INDUSTRIES LIMITED
                                    (Bidder)

                                 ---------------

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                 ---------------

                                    218675106
                      (CUSIP Number of Class of Securities)

                                 ---------------

                             RICHARD L. MAGEE, ESQ.
                                    SECRETARY
                                 UD NEVADA CORP.
                       UNITED DOMINION INDUSTRIES LIMITED
                           2300 ONE FIRST UNION CENTER
                      CHARLOTTE, NORTH CAROLINA 28202-6039
                            TELEPHONE: (704) 347-6800
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                     and Communications on Behalf of Bidder)

                                    COPY TO:

                             STEPHEN M. LYNCH, ESQ.
                        ROBINSON, BRADSHAW & HINSON, P.A.
                            1900 INDEPENDENCE CENTER
                             101 NORTH TRYON STREET
                         CHARLOTTE, NORTH CAROLINA 28246
                            TELEPHONE: (704) 377-2536

                                 ---------------

                               Page 1 of 8 pages.
                       The exhibit index begins on page 7.

 CUSIP No.   218675106              SCHEDULE 14D-1             Page 2 of 8 pages
           -------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
           UD Nevada Corp.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           BK, WC
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)                         [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Nevada
--------------------------------------------------------------------------------
7          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           0
--------------------------------------------------------------------------------
8          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
           EXCLUDES CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
9          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           0.0%
--------------------------------------------------------------------------------
10         TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------



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 CUSIP No.   218675106              SCHEDULE 14D-1             Page 3 of 8 pages
           -------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
           United Dominion Industries Limited
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           BK, WC
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)                         [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Canada
--------------------------------------------------------------------------------
7          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           0
--------------------------------------------------------------------------------
8          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
           EXCLUDES CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
9          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           0.0%
--------------------------------------------------------------------------------
10         TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------



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                                                               Page 4 of 8 pages


         This Amendment No. 1 (this "Amendment No. 1") is to the Tender Offer Statement on Schedule 14D-1 (the "Statement") that relates to the offer by UD Nevada Corp., a Nevada corporation ("Purchaser") and an indirect wholly owned subsidiary of United Dominion Industries Limited, a corporation organized under the laws of Canada ("Parent"), to purchase all outstanding shares of Common Stock, par value $1.00 per share, of Core Industries Inc, a Nevada corporation, at a price of $25.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated July 2, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"), copies of which were attached to the Statement as Exhibits (a)(1) and (a)(2) thereto, respectively. The Offer is scheduled to expire at 12:00 midnight, New York City time, on July 30, 1997, unless extended in accordance with the Offer to Purchase. The Statement was filed with the Securities and Exchange Commission on July 2, 1997.

         This Amendment No. 1 also constitutes an amendment to the Statement on
Schedule 13D with respect to the acquisition by Purchaser and Parent of beneficial ownership of the Shares. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

         Capitalized terms used in this Amendment No. 1 but not defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Statement.

ITEM 2. IDENTITY AND BACKGROUND.

         Item 2 is hereby amended and supplemented by adding to the end thereof the following:

                  On July 14, 1997, United Dominion Industries, Inc. transferred all outstanding shares of capital stock of Purchaser to United Dominion Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent. The directors and officers of United Dominion Industries, Inc. constitute the directors and officers of United Dominion Holdings, Inc. and hold the same offices with respect to United Dominion Holdings, Inc., as they respectively hold with respect to United Dominion Industries, Inc.

ITEM 10.  ADDITIONAL INFORMATION.

         Item 10 is hereby amended and supplemented by adding to the end thereof the following:

                  At 11:59 p.m., New York City time, on July 22, 1997, the waiting period under the HSR Act with respect to the purchase of Shares pursuant to the Offer expired. On July 23, 1997, Parent issued a press release with respect to the foregoing, a copy of which is filed as Exhibit (a)(11) hereto, which is incorporated by reference herein.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended and supplemented by adding the following:


         (a)(11)  Press release issued by Parent on July 23, 1997

                                                               Page 5 of 8 pages

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          UD NEVADA CORP.

                                          By: /s/ GLENN A. EISENBERG
                                              -----------------------------
                                              Name: Glenn A. Eisenberg
                                              Title: Vice President


                                          By: /s/ RICHARD L. MAGEE
                                              -----------------------------
                                              Name: Richard L. Magee
                                              Title: Secretary

July 23, 1997

                                                               Page 6 of 8 pages

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       UNITED DOMINION INDUSTRIES LIMITED

                                       By: /s/ GLENN A. EISENBERG
                                           -----------------------------
                                           Name: Glenn A. Eisenberg
                                           Title: Senior Vice President

                                       By: /s/ RICHARD L. MAGEE
                                           -----------------------------
                                           Name: Richard L. Magee
                                           Title: Secretary

July 23, 1997

                                                               Page 7 of 8 pages

                                  EXHIBIT INDEX



Exhibit
No.
---

(a)(1)*     Form of Offer to Purchase dated July 2, 1997

(a)(2)*     Form of Letter of Transmittal

(a)(3)*     Form of Notice of Guaranteed Delivery

(a)(4)* Form of Letter from Merrill Lynch, Pierce, Fenner & Smith Incorporated and Furman Selz LLC to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees

(a)(5)* Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients

(a)(6)* Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(7)* Summary Advertisement as published in The Wall Street Journal on July 2, 1997

(a)(8)*     Press release issued by Parent on June 26, 1997

(a)(9)*     Press release issued by the Company on June 26, 1997

(a)(10)* Form of Letter from Putnam Investments to participants in Core Industries Inc 401(k) Plans, with transmittal instructions

(a)(11)     Press release issued by Parent on July 23, 1997

(b)(1)* Commitment letter dated June 24, 1997 from Royal Bank of Canada in favor of Parent and United Dominion Industries, Inc.

(c)(1)* Agreement and Plan of Merger, dated as of June 25, 1997, among Parent, Purchaser and the Company

(c)(2)* Confidentiality Agreement dated October 2, 1996 between the Company and United Dominion Industries, Inc.

(c)(3)* Letter Agreement dated June 20, 1997 between the Company and Parent regarding payment of certain fees

-----------------------

*  Previously filed.